Filed by Liberty Interactive Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation

Commission File No. 001-33982

Excerpts of  Transcript from Q&A during Liberty Interactive Corporation’s Presentation at the Citigroup 2014 Global Internet, Media & Telecommunications Conference

January 7, 2014

Question and Answer

Question — Jason B. Bazinet, Citigroup Inc., Research Division

All right. We’re very fortunate to have Greg Maffei, CEO of Liberty Media, with us this afternoon. Thank you, as always, for coming.

Answer — Gregory B. Maffei, Chairman & Chief Executive Officer, Liberty Media Corporation

Thank you, Jason.

. . .

Question — Jason B. Bazinet

Okay. You announced last year that Liberty Digital Commerce would spin off from Liberty Interactive...

Answer — Gregory B. Maffei

That we would [create a tracker]...

Question — Jason B. Bazinet

Sorry, thank you. Sometime in the first half of ‘14?

Answer — Gregory B. Maffei

Yes.

Question — Jason B. Bazinet

Still on track?

Answer — Gregory B. Maffei

I think that’s a Q2 event.

. . .

Question — Jason B. Bazinet

If you had to postulate a narrative for what the story will be on Liberty Digital Commerce, is it going to be very rapid top line growth with not a lot of free cash? It’s sort of like an Amazon Light, or do you think it’s more about significant ramp in free cash and equity shrink, something like that?

Answer — Gregory B. Maffei

Well, I think it’ll very much depend on what the asset looks like as it comes out. A typical Liberty, we won’t know whether we would like it to be high or low. If it’s low, obviously, we’ll treat it as an opportunity to share shrink. If it’s high, I think we’ll try and use it as an opportunity to use the currency for different things. There are, as I know it, I believe partnerships out there for many of those individual assets, and they probably will get more focused and more attention as that’s its own company, its own stock.

. . .

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed new tracking stocks. These forward-looking statements speak only as of the date of the foregoing transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in the foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the proposed QVC Group tracking stock, the proposed Liberty Digital Commerce tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed new tracking stocks will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filing together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stocks. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.